Mail Stop 4561

December 22, 2008

Daniel T. Poston
Executive Vice President and Chief Financial Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

      Re: Fifth Third Bancorp
             Preliminary Proxy Statement on Schedule 14A
             Filed November 28, 2008
             File No. 1-33653

Dear Mr. Poston:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments.

                    Sincerely,

                    William Friar
                    Senior Financial Analyst